

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Mr. Gary T. Krenek
Chief Financial Officer and Senior Vice President
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**

Dear Mr. Krenek:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director